

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2016

Via Email
Iain MacSween
Brooks Pierce
2000 Renaissance Plaza
230 North Elm Street
Greensboro, NC 27401

> **Re:** **Surrey Bancorp**
> **Schedule 13E-3 filed March 17, 2016**
> **SEC File No. 5-79800**
>
> **Schedule 14A filed March 17, 2016**
> **SEC File No. 0-50313**

Dear Mr. MacSween:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your filings, by providing the requested information, or advising us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendments you may file in response to these comments, we may have additional comments.

Proxy Statement

Special Factors, page 19

Background of the Reclassification, page 21

1.   Expand this section to disclose how the Board chose 300 shares as the cut off for participation in this going-private transaction, and how it set the per share price of $12.75 per share for those eligible shareholders who will be cashed out.

Our Position as to the Fairness of the Reclassification – Substantive Fairness, page 27

2.   Expand to discuss how the Board considered historic trading prices for the Common Stock, or to explain why it did not do so. See Instruction 2 to Item 1014 of Regulation M-A. We note the reference to the last known trading price of $10.85 per share, but were other prices considered? Why or why not? If so, how do they compare to the $12.75 being offered in the going-private transaction?

3.   See our last comment above. To the extent that the Board adopted the analysis and conclusions of for example, its fairness advisor, it must expressly adopt such analysis and conclusions in the proxy statement. Please revise, where applicable.

4.   Expand the disclosure in the second bullet point in this section on page 27 to explain how the Board considered the illiquidity of the Common Stock in assessing the ability of shareholders who would like to increase their holding above 300 in order not to be cashed out or converted to Class A common stock in the going-private transaction. As a practical matter, how feasible will this be given the very low liquidity of the shares and the fact that they do not trade on any exchange?

5.   Explain the fourth bullet point on page 28. What North Carolina anti-takeover measures would no longer be applicable after the proposed going private transaction? What would they have provided and when would they have applied, but for the going-private transaction? How did the Board consider this factor in assessing fairness?

6.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant in assessing the fairness of a going-private transaction. To the extent that some factors were not considered, or were considered but given little weight in the context of this transaction, this may itself be important disclosure for shareholders. Expand this section to discuss whether and how the Board considered each of the Instruction 2 factors (including historical stock prices – see our comment above) or why it did not consider any factors here or gave a factor little weight.

Discounted Cash Flow/Going Concern Analysis, page 39

7.   We note the disclosure that management of the Company provided earnings (and possibly other) projections to Equity Research Services which were used in its fairness analysis. These projections must be included in the disclosure document so that shareholders can fully evaluate the fairness analysis itself. Please revise to disclose.

8.   See our last comment above. Where the projections are disclosed in the revised proxy statement, please include disclosure of the assumptions underlying the projections, as well as the limitations that would cause them not to be realized.

General

9.   More prominently disclose in the proxy statement how shareholders can elect to receive cash or Class A common stock in the going private transaction, including the timing of the election. Highlight the default option for shareholders who don't make an election. Consider briefly noting on the form of proxy as well.

10.   If material, disclose the effect of the going-private transaction on affiliates of the Company, including officers and directors. Although they are not filers on the Schedule 13E-3, if the effect of the transaction will be to materially increase their ownership in the Company, this should be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions